                            OVERSEAS FILMGROUP, INC.
                              8800 SUNSET BOULEVARD
                                   THIRD FLOOR
                          LOS ANGELES, CALIFORNIA 90069

                   ------------------------------------------


               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                        NOTICE OF CHANGE IN THE MAJORITY
                            OF THE BOARD OF DIRECTORS

                                  JUNE 9, 2000

                   ------------------------------------------



         This Information Statement is being furnished to all holders of record at the close of business on June 5, 2000 of the common stock, par value $.001 per share ("Common Stock"), of Overseas Filmgroup, Inc., a Delaware corporation ("Company") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and SEC Rule 14f-1.

         No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.

                                  INTRODUCTION

         The Company anticipates that, effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the transactions (the "Securities Purchase") contemplated by the Securities Purchase Agreement (the "Purchase Agreement") discussed below under "The Securities Purchase" will be completed and the board of directors of the Company, currently consisting of seven directors, will be reconstituted and fixed at nine directors. Effective as of the closing of the Securities Purchase, Ellen Dinerman Little, Gary M. Stein and Alessandro Fracassi will resign as directors of the Company, and Christopher
J. Cooney, Jeffrey Cooney, Barry R. Minsky, Joseph Linehan and Nicholas Bavaro will be appointed as new directors to fill the vacancies created by the resignations and the expansion of the board. Robert B. Little, Stephen K. Bannon, William F. Lischak and Scot K. Vorse, all current directors of the Company, will remain directors after the closing of the Securities Purchase.

         Because of the change in the composition of the board and the sale of securities pursuant to the Purchase Agreement, there will be a change in control of the Company on the date the new directors referred to above take office.

         As of June 5, 2000, the Company had issued and outstanding 6,295,305 shares of Common Stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of Common Stock is entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning the executive officers and directors of the Company after the Securities Purchase. Additional information about the Purchase Agreement and the transactions contemplated thereby is contained in the Company's Current Report on Form 8-K dated May 3, 2000, which was filed with the SEC on May 10, 2000. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                             THE SECURITIES PURCHASE

         On May 3, 2000, the Company entered into the Purchase Agreement with Rosemary Street Productions, LLC ("Rosemary Street"), pursuant to which the Company agreed to sell to Rosemary Street (i) 5,097,413 shares of Common Stock,
(ii) 904,971 shares of Series A Preferred Stock ("Preferred Stock"), each share of which is convertible into two shares of Common Stock and (iii) immediately exercisable, five-year warrants ("Warrants") to purchase up to 2,313,810 shares of Common Stock at an exercise price of $3.40 per share (collectively, the "Securities") for a cash purchase price of $17,000,000, subject to adjustment. Since the Preferred Stock, when issued, will vote with the Common Stock on an as-converted basis, Rosemary Street will own approximately 59.5% of the Company's voting securities after consummation of the Securities Purchase. Under the terms of the Purchase Agreement, upon consummation of the Securities Purchase, Rosemary Street also will have an option to purchase up to an additional 1,625,260 shares of Common Stock for an aggregate purchase price of $4,000,000. This option will be exercisable for a period of 90 days after the closing date.

         The Company currently owns 17,454 shares of common stock of Yahoo! Inc. ("Yahoo Shares"). The Purchase Agreement provides that if the average daily closing bid price of the common stock of Yahoo! Inc. listed on Nasdaq for the 20 trading days commencing on the first day that the Company can sell the Yahoo Shares free of the Company's "lock-up" agreement with Yahoo! Inc. is $110 or less, then the Company will issue to Rosemary Street 650,729 shares of Common Stock and 115,527 shares of Preferred Stock at no additional cost to Rosemary Street.

         Immediately prior to the closing of the Securities Purchase, Robert B. Little and Ellen Dinerman Little (the "Littles") will forgive an aggregate of approximately $1,997,810 of obligations and indebtedness owed to them by the Company and contribute $130,000 in cash to the capital of the Company. In addition, the Littles will contribute 1,588,812 of their shares of Common Stock to the capital of the Company. The Company will pay to the Littles an aggregate of approximately $1,430,000 of other obligations and indebtedness owed to them. See "Certain Relationships and Related Transactions."

         Upon the closing of the Securities Purchase, Perry Scheer, Arthur Reynolds, Peter Miller and Robert Whitehouse will receive Warrants to purchase an aggregate of 600,000 shares of Common Stock in consideration for their services rendered in connection with the transactions contemplated by the Purchase Agreement. In addition, Jon Kilik will receive Warrants to purchase 75,000 shares of Common Stock in consideration for consenting to the assignment by Rosemary Street to the Company of a certain first look agreement between Rosemary Street and Grandview Pictures, LLC. All of these Warrants will be identical to the Warrants to be issued to Rosemary Street in connection with the Securities Purchase.

                                CHANGE OF CONTROL

         As a result of the actions described above under the captions "Introduction" and "The Securities Purchase," designees of Rosemary Street will constitute a majority of the board and Rosemary Street will control the Company. Pursuant to the transactions contemplated by the Purchase Agreement and assuming that Rosemary Street will not exercise its option to purchase up to an additional 1,625,260 shares of Common Stock, Rosemary Street may be deemed to beneficially own approximately 59.5% of the Company's outstanding voting securities following the closing of the Securities Purchase.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of Common Stock beneficially owned (a) as of June 5, 2000 and (b) after the closing of the Securities Purchase by (1) those persons known to the Company who will beneficially own more than 5% of the Company's Common Stock, (2) each current director and each person that will become a director upon the closing of the Securities Purchase, (3) each executive officer whose compensation exceeded $100,000 in the year ended December 31, 1999 and (4) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is care of the Company, 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069.



                                                                                         After Securities
                                                   Current Holdings(1)                  Purchase Closing(2)
                                                  ---------------------                --------------------
                                               Amount and                         Amount and
                                                Nature of                          Nature of
                                                Beneficial         Percent         Beneficial          Percent
Name and Address of Beneficial Owner            Ownership         of Class         Ownership          of Class
------------------------------------            ---------         --------         ---------         ---------
Ellen Dinerman Little.....................      4,602,778(3)       59.8%           1,864,406(13)       15.4%
Robert B. Little..........................      4,602,778(3)       59.8%           1,864,406(13)       15.4%
Stephen K. Bannon.........................        136,324(4)        2.2              136,324(4)         1.2%
c/o Bannon Vorse & Co.
202 North Canon Drive
Beverly Hills, California 90210
William F. Lischak........................        259,560(5)        4.0%             265,821(14)        2.3%
MJ Peckos.................................         10,000(6)          *               10,000(6)            *

                                                                                         After Securities
                                                   Current Holdings(1)                  Purchase Closing(2)
                                                  ---------------------                --------------------
                                               Amount and                         Amount and
                                                Nature of                          Nature of
                                                Beneficial         Percent         Beneficial          Percent
Name and Address of Beneficial Owner            Ownership         of Class         Ownership          of Class
------------------------------------            ---------         --------         ---------         ---------
Alessandro Fracassi ..........................       15,000(7)          *               15,000(7)              *
Via Dei Tre Orologi
10 Rome 00197 Italy
Gary M. Stein ................................      182,000(8)        3.0%             182,000(8)            1.6%
900 19th Avenue South, Unit 411
Nashville, Tennessee 37212
Scot K. Vorse ................................      141,323(9)        2.2%             141,323(9)            1.3%
c/o Bannon Vorse & Co.
202 North Canon Drive
Beverly Hills, California 90210
Dolphin Offshore Partners, L.P. ..............    1,262,500(10)      19.1%           1,262,500(10)          10.6%
c/o Dolphin Management
129 East 17th Street
New York, New York 10003
Jay Goldman ..................................      545,300(11)       8.0%             545,300(11)           4.5%
40 Kean Road
Short Hills, New Jersey 07078
Yahoo! Inc. ..................................      562,527           8.9%             562,527               4.8%
3420 Central Expressway
Santa Clara, California 95051
Rosemary Street Productions, LLC .............         --            --              7,606,165(15)          61.8%
222 East 44th Street
New York, New York 10017
Christopher J. Cooney ........................         --            --              7,606,165(16)          61.8%
c/o Rosemary Street Productions, LLC
222 East 44th Street
New York, New York 10017
Jeffrey Cooney ...............................         --            --              7,606,165(16)          61.8%
c/o Rosemary Street Productions, LLC
222 East 44th Street
New York, New York 10017
Barry R. Minsky ..............................         --            --                300,000(17)           2.5%
c/o Wharton Capital Partners, Ltd.
545 Madison Avenue
New York, New York 10022
Joseph Linehan ...............................         --            --                      0                 *
c/o The Union Labor Life Insurance Co.
111 Massachusetts Avenue, N.W
Washington, DC 20001
Nicholas Bavaro ..............................         --            --                      0                 *
c/o EUE/Screen Gems, Ltd.
222 East 44th Street
New York, New York 10017
All executive officers and directors as a
group ........................................    5,097,425(12)      65.6%          10,314,039(18)          74.4%


                                                        (footnotes on next page)

---------------------

*    Less than 1%.

(1)  Based on 6,295,305 shares of Common Stock outstanding as of June 5, 2000.

(2) Based on 11,613,848 shares of Common Stock potentially outstanding after the closing of the Securities Purchase, which includes 1,809,942 shares of Common Stock issuable upon conversion of the Preferred Stock but excludes 1,625,260 shares of Common Stock issuable upon exercise of Rosemary Street's option to purchase such shares within 90 days after the closing of the Securities Purchase.

(3) Represents (i) 2,953,218 shares of Common Stock held by Ellen Dinerman Little and Robert B. Little as community property in a revocable living trust, (ii) the right to vote 249,560 shares of Common Stock pursuant to an irrevocable proxy granted to the Littles by Mr. Lischak, (iii) 700,000 shares of Common Stock issuable upon exercise of immediately exercisable options granted to such person and (iv) 700,000 shares of Common Stock issuable upon exercise of immediately exercisable options granted to such person's spouse which generally only may be exercised by such person's spouse. Such person disclaims beneficial ownership of the shares subject to his or her spouse's options. Excludes (a) 400,000 shares of Common Stock issuable upon exercise of options granted to such person and (b) 400,000 shares of Common Stock issuable upon exercise of options granted to such person's spouse, the exercisability of which, in each case, is subject to certain vesting requirements. The proxy granted to the Littles by Mr. Lischak will continue during Mr. Lischak's ownership of the shares, until October 30, 2001. However, the proxy terminates earlier if the Littles own or control less than 5% of the outstanding voting power of the Company or if the shares to which the proxy relates are sold in the public market. In addition, until October 30, 2001, the Littles have certain rights to acquire the 249,560 shares of Common Stock held by Mr. Lischak while he holds such shares. See footnote (5) below.

(4) Includes 15,000 shares of Common Stock issuable upon exercise of immediately exercisable options. Excludes 5,000 shares of Common Stock issuable upon exercise of options that become exercisable in October 2000.

(5) Represents (i) 10,000 shares of Common Stock issuable upon exercise of immediately exercisable options and (ii) 249,560 shares of Common Stock which are subject, in the event of voluntary and certain involuntary transfers, to a right of first refusal or option to purchase at the then current market price (and a right of repurchase at $2.00 per share in the event Mr. Lischak's employment with the Company terminates for a reason other than death, disability or the Company's material breach of Mr. Lischak's employment agreement) in favor the Littles during Mr. Lischak's ownership of such shares until October 30, 2001. In addition, Mr. Lischak has granted the right to vote all such shares to the Littles pursuant to an irrevocable proxy that continues during Mr. Lischak's ownership of the shares until October 30, 2001, subject to earlier termination in certain circumstances. See footnote (3) above.

(6) Represents 10,000 shares of Common Stock issuable upon exercise of immediately exercisable options.

(7) Represents 15,000 shares of Common Stock issuable upon exercise of immediately exercisable options. Excludes 5,000 shares of Common Stock issuable upon exercise of options that become exercisable in October 2000.

(8) Includes 15,000 shares of Common Stock issuable upon exercise of immediately exercisable options. Excludes 5,000 shares of Common Stock issuable upon exercise of options that become exercisable in October 2000.

(9) Represents (i) 15,000 shares of Common Stock issuable upon exercise of immediately exercisable options and (ii) 126,323 shares of Common Stock contributed by Mr. Vorse to a revocable living trust for the benefit of Mr. Vorse's spouse. Excludes 5,000 shares of Common Stock issuable upon exercise of options that become exercisable in October 2000.

(10) Includes 328,000 shares of Common Stock issuable upon exercise of currently exercisable warrants. Information provided herein was obtained from a
     Schedule 13D/A dated December 31, 1998 filed with the SEC.

(11) Includes (i) 458,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Mr. Goldman (including those held in his IRA account), (ii) 8,000 shares of Common Stock held by Mr. Goldman's spouse and (iii) 78,500 shares of Common Stock issuable upon exercise of currently exercisable warrants held in Mr. Goldman's spouse's IRA account. Information provided herein was obtained from a Schedule 13G dated November 23, 1998 filed with the SEC. Excludes an aggregate of 75,000 shares of Common Stock that were issuable upon exercise of unit purchase options and underlying warrants held by Mr. Goldman that expired in February 2000.

(12) Includes shares referred to as being included in notes (3) through (9). Excludes shares referred to in such notes as being excluded.

(13) Represents (i) 1,364,406 shares of Common Stock held by Ellen Dinerman Little and Robert B. Little as community property in a revocable living trust, (ii) 250,000 shares of Common Stock issuable upon exercise of immediately exercisable options and (iii) 250,000 shares of Common Stock issuable upon exercise of immediately exercisable options granted to such person's spouse which generally only may be exercised by such person's spouse. Such person disclaims beneficial ownership of the shares subject to his or her spouse's options.

(14) Includes 12,095 shares of Common Stock issuable upon exercise of immediately exercisable options and 4,166 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date of this Information Statement. Excludes 68,739 shares of Common Stock issuable upon exercise of options, 2,083 of which become exercisable each month for 35 consecutive months after the closing of the Securities Purchase.

(15) Includes (i) 1,809,942 shares of Common Stock issuable on conversion of immediately convertible Preferred Stock and (ii) 698,810 shares of Common Stock issuable upon exercise of immediately exercisable Warrants.

(16) Represents shares of Common Stock beneficially owned by Rosemary Street, of which EUE/Screen Gems, Ltd. ("EUE/Screen Gems") holds a controlling interest. Christopher J. Cooney owns an 18.5% interest in EUE/Screen Gems as the beneficiary of an irrevocable trust, The Christopher J. Cooney Trust. Jeffrey Cooney owns an 18.5% interest in EUE/Screen Gems as the beneficiary of an irrevocable trust, The Jeffrey Cooney Trust.

(17) Represents 300,000 shares of Common Stock issuable upon exercise of Warrants, 100,000 of which are held by Mr. Minsky's spouse.

(18) Includes shares referred to as being included in notes 4, 9, 13, 14, 16 and
     17. Excludes shares referred to in such notes as being excluded.

Lock-Up Agreements

         Upon the closing of the Securities Purchase, each of the Littles will enter into a lock-up agreement pursuant to which, without the prior written consent of two officers of the Company and subject to certain exceptions, they will not offer, sell, contract to sell, pledge, gift or otherwise dispose of, directly or indirectly, any shares of Common Stock, any securities convertible into or exercisable or exchangeable for shares of Common Stock, or any warrants, options, or other rights to purchase, subscribe for, or otherwise acquire any shares of Common Stock for a period of one year commencing on the closing date of the Securities Purchase.

         After the closing of the Securities Purchase, Rosemary Street has agreed that it will not offer, sell, contract to sell, pledge, gift or otherwise dispose of, directly or indirectly, the Securities or any of the voting or dispositive rights to any of the Securities to any person, except in accordance with Rule 144 under the Securities Act and any applicable state securities laws, subject to certain exceptions.

         For a period of two years after the closing date, Rosemary Street (for itself or for any transferee of the Securities or underlying Common Stock to the Securities) has agreed that it will not take any direct or indirect action to cause the Company to register any of the Securities or underlying Common Stock to the Securities for any public sale or distribution pursuant to the Securities Act or any applicable state securities laws, unless Rosemary Street or its transferees have obtained the written consent of the Littles (which may be withheld in their discretion), or if the Littles do not beneficially own 5% or more of the outstanding Common Stock of the Company at the time Rosemary Street or its transferees desire to publicly sell any of its Securities, then upon the unanimous consent of the board.

Voting Agreement

         Upon the closing of the Securities Purchase, the Company, Rosemary Street, the Littles, MRCo., Inc., a member of Rosemary Street ("MRCo."), Christopher J. Cooney and Jeffrey Cooney will enter into a voting agreement. Pursuant to the terms of the voting agreement, so long as Robert B. Little is employed as president of the Company or the Littles own no less than 5% of the issued and outstanding voting securities of Company, Rosemary Street will nominate and vote for Robert B. Little to serve as a member of the board. So long as Christopher J. Cooney and Jeffrey Cooney own, in the aggregate, directly or indirectly, no less than 5% of the issued and outstanding voting securities of the Company, the Littles and other members of Rosemary Street will vote for Christopher J. Cooney and Jeffrey Cooney to serve as members of the board. So long as MRCo. owns no less than 5% of the issued and outstanding voting securities of the Company, the Littles and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of the board.

                        DIRECTORS AND EXECUTIVE OFFICERS

         Effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the board will be reconstituted and fixed at nine directors. Effective as of the closing of the Securities Purchase, Ellen Dinerman Little, Gary Stein and Alessandro Fracassi will resign as directors of the Company, and Christopher J. Cooney, Jeffrey Cooney, Barry R. Minsky, Joseph Linehan and Nicholas Bavaro will be appointed as directors by the existing members of the board to fill the vacancies created by the resignations of the other existing directors and the two new board positions. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the new directors take office. If any proposed director listed in the table below should become unavailable for any reason, which Rosemary Street does not anticipate, the directors will vote for any substitute nominee or nominees who may be selected by Rosemary Street prior to the date the new directors take office.

Current Executive Officers and Directors

Name                                                Age         Position
----                                                ---         --------
Robert B. Little...............................     55          Co-Chairman of the Board and Co-
                                                                Chief Executive Officer

Ellen Dinerman Little..........................     58          Co-Chairman of the Board, Co-Chief
                                                                Executive Officer and President

Stephen K. Bannon..............................     46          Vice Chairman of the Board,
                                                                Chairman of the Executive
                                                                Committee of the Board

William F. Lischak.............................     43          Chief Operating Officer, Chief
                                                                Financial Officer, Secretary and
                                                                Director

MJ Peckos......................................     45          Senior Vice President, Domestic
                                                                Distribution and Marketing

Alessandro Fracassi ...........................     48          Director

Gary M. Stein..................................     43          Director

Scot K. Vorse..................................     39          Director

Proposed Executive Officers and Directors After the Securities Purchase

Name                                                Age         Position
----                                                ---         --------
Christopher J. Cooney..........................     39          Co-Chairman of the Board and Chief
                                                                Executive Officer

Robert B. Little...............................     55          Co-Chairman of the Board and
                                                                President

William F. Lischak.............................     43          Chief Operating Officer, Chief
                                                                Financial Officer, Secretary and
                                                                Director

Jeffrey Cooney.................................     42          Executive Vice President - Creative
                                                                Affairs and Director

Stephen K. Bannon..............................     46          Director

Scot K. Vorse..................................     39          Director

Barry R. Minsky................................     57          Director

Joseph Linehan.................................     39          Director

Nicholas Bavaro................................     60          Director

         Robert B. Little became co-chairman of the board of directors and co-chief executive officer of the Company upon consummation of the merger ("Merger") of Overseas Filmgroup, Inc. ("Pre-Merger Overseas") into the Company in October 1996. Mr. Little co-founded the predecessor of Pre-Merger Overseas in February 1980 and served as chairman of the board of Pre-Merger Overseas from February 1987 until the Merger and its chief executive officer from February 1990 until the Merger. Mr. Little was a founding member of the American Film Marketing Association, the organization which established the American Film Market, and served multiple terms on its board of directors. In 1993, Mr. Little served on the City of Los Angeles Entertainment Industry Task Force, a task force composed of industry leaders focused on maintaining and enhancing Los Angeles's reputation as the entertainment capital of the world. Mr. Little is also a founding member of The Archive Council, an industry support group for the University of California at Los Angeles Archive Film Preservation Program, and a member of the board of directors of the Antonio David Blanco Scholarship Fund, an endowment fund that annually benefits deserving students in the UCLA Department of Film and Television. Mr. Little was an executive producer of Titus, which was nominated for an Academy Award in 1999.

         Ellen Dinerman Little became co-chairman of the board of directors, co-chief executive officer and president of the Company upon consummation of the Merger in October 1996. Ms. Little co-founded the predecessor of Pre-Merger Overseas in February 1980 and served as its president and director, as well as the president and a director of Pre-Merger Overseas since its incorporation in January 1984 until the Merger. Ms. Little is a founding member of The Archive Council, serves on the board of directors of the Antonio David Blanco Scholarship Fund, and has been an active participant in the American Film Marketing Association, having served on a number of its committees. Ms. Little was executive producer of Richard III, which was nominated for two Academy Awards and was an executive producer of Titus, which was nominated for an Academy Award in 1999.

         Stephen K. Bannon has been a director of the Company since its inception in December 1993. Since the Merger in October 1996, he has served as vice chairman of the board of directors of the Company and chairman of its executive committee. From inception until the October 1996 Merger, he served as the Company's chairman of the board. From June 1991 through July 1998, Mr. Bannon served as the chief executive officer of Bannon & Co., Inc., an investment banking firm specializing in the entertainment, media and communications industries. In July 1998, Bannon & Co., Inc. was acquired by SG Cowen Securities Corporation, an integrated, full service U.S. securities and investment banking firm. Mr. Bannon served as managing director and co- head of SG Cowen Securities Corporation's media and entertainment group from July 1998 until March 2000. Mr. Bannon is currently a principal in Bannon Vorse & Co., a private equity firm specializing in investments in the media and entertainment industries. As part of an investment banking assignment, from April 1994 to December 1995, Mr. Bannon served as acting chief executive officer of SBV, a division of Decisions Investment Corp., which operates the Biosphere 2 project near Oracle, Arizona. Mr. Bannon is a registered principal with the National Association of Securities Dealers, Inc. ("NASD"). Mr. Bannon was an executive producer of Titus, which was nominated for an academy award in 1999.

         William F. Lischak became chief operating officer, chief financial officer, secretary and a director of the Company upon consummation of the Merger in October 1996. Mr. Lischak served as chief operating officer of Pre-Merger Overseas from September 1990 until October 1996 and its chief financial officer from September 1988 until October 1996. Mr. Lischak, a certified public accountant, previously had worked in public accounting, including from 1982 to 1988 with the accounting firm of Laventhol & Horwath. Mr. Lischak has a masters degree in taxation and has taught courses in the extension program at UCLA in accounting, finance and taxation for motion pictures and television.

         MJ Peckos became senior vice president, domestic distribution and marketing, of the Company upon consummation of the October 1996 Merger, having served since May 1995 in the same position with Pre-Merger Overseas. From January 1995 through April 1995, Ms. Peckos served as vice president of advertising for Dazu Advertising, a graphic design firm which is active in the entertainment industry. From January 1992 to November 1994, she served as senior vice president of marketing & distribution for Academy Entertainment, an independent film company, and from July 1991 to December 1992 she served as co-managing director of CLG Films, also an independent film company. Ms. Peckos also previously served with several other companies in the motion picture industry including The Samuel Goldwyn Company, MGM and Warner Bros.

         Alessandro Fracassi became a director of the Company upon consummation of the Merger in October 1996. In 1976, Mr. Fracassi founded and became president of Racing Pictures s.r.l. ("Racing Pictures"), an Italian motion picture production and distribution company. Mr. Fracassi has extensive experience in the field of Pan-European motion picture and television production. He has served as a vice president of the Italian Producers Association, an Italian entertainment industry trade group. Additionally, Mr. Fracassi and his family are active investors in various privately held businesses in Italy.

         Gary M. Stein has served as a director of the Company from December 1994 until the Merger in October 1996 and since September 1998. Since January 1997, Mr. Stein has served as general partner of Britten and Stone Music, a Nashville-based consulting and publishing business, which he co-founded with his wife. From March 1990 to October 1996, Mr. Stein served as executive vice president-corporate and financial development for Lancit Media Entertainment, Inc., a leading producer of quality children's television programming. Mr. Stein also has served on the board of directors of Seventh Generation, Inc., a supplier of environmentally-friendly household products, and was part of a group which took this company private in 2000. From 1987 through February 1990, Mr. Stein was an independent corporate development consultant to a wide variety of media and entertainment firms. From 1984 to 1987, Mr. Stein served as senior analyst-investment banking at Rosenkrantz, Lyon and Ross, a New York Stock Exchange- member securities firm (now known as Josephthal & Co.) where he helped form the firm's corporate finance division.

         Scot K. Vorse became a director of the Company in January 1995. From January 1995 until the Merger in October 1996, he served as treasurer and secretary of the Company, and from January 1995 until November 1996, he served as its vice president. From June 1991 through July 1998, Mr. Vorse served as an executive vice president and the chief financial officer of Bannon & Co., Inc., an investment banking firm specializing in the entertainment, media and communications industries. In July 1998, Bannon & Co., Inc., was acquired by SG Cowen Securities Corporation, an integrated, full service U.S. securities and investment banking firm. Mr. Vorse served as managing director and co-head of SG Cowen Securities Corporation's media and entertainment group from July 1998 until March 2000. Mr. Vorse is currently a principal in Bannon Vorse & Co., a private equity firm specializing in investments in the media and entertainment industries. Mr. Vorse is a registered principal with the NASD.

         Christopher J. Cooney will serve as co-chairman of the board and chief executive officer of the Company upon the closing of the Securities Purchase. Since August 1999, Mr. Cooney has served, and will continue to serve, as president of Rosemary Street, a New York-based entertainment holding company. Since 1986, Mr. Cooney has served in various positions at EUE/Screen Gems, Ltd. ("EUE/Screen Gems"), a New York-based television commercial facility and production house, including as head of production from 1986 to 1988, as vice president in charge of all facilities from 1988 to 1992 and as vice president of physical production from 1992 to 1996. In 1996, Mr. Cooney led EUE/Screen Gems in the acquisition of DeLaurentis Studios in Wilmington, North Carolina. Since 1996, Mr. Cooney has been responsible for overseeing all commercial and daytime television production for the North Carolina operations of EUE/Screen Gems. Mr. Cooney also holds an ownership interest in EUE/Screen Gems. In 1984, Mr. Cooney formed Total Picture Company to produce concert films, commercials and videos for record labels and musical instrument manufacturers. Prior to that, Mr. Cooney was employed by Independent Artists as an assistant producer of international television commercials. Mr. Cooney received his B.A. from Boston University. Christopher Cooney is the brother of Jeffrey Cooney, who will serve as executive vice president, creative affairs and a director of the Company upon the closing of the Securities Purchase.

         Jeffrey Cooney will serve as executive vice president, creative affairs and a director of the Company upon the closing of the Securities Purchase. Since August 1999, Mr. Cooney has served as creative director of Rosemary Street. Mr. Cooney also holds an ownership interest in EUE/Screen Gems. In 1990, Mr. Cooney formed Jeffrey Cooney Films and until August 1999 directed commercials for clients such as Kodak, Mitsubishi, Procter & Gamble and General Mills. Mr. Cooney received a B.A. in English from Holy Cross College.

         Barry R. Minsky will serve as a director of the Company upon the closing of the Securities Purchase. Since 1977, Mr. Minsky has served as president of Wharton Capital Corporation and since 1996 as chief executive officer of Wharton Capital Partners, Ltd., a New York-based investment banking firm which, along with its partners, has facilitated financing for public companies and institutional clients. Mr. Minsky has assisted public and private corporations in merger and acquisition activities, sourcing financing and developing financial strategies. Mr. Minsky also has extensive experience in music publishing, film libraries, motion picture production and distribution. Mr. Minsky received a B.S. in economics and graduated on the dean's list from the Wharton School, University of Pennsylvania.

         Joseph Linehan will serve as a director of the Company upon the closing of the Securities Purchase. Mr. Linehan has been employed in various capacities with The Union Labor Life Insurance Co. since 1984. Since December 1999, Mr. Linehan has served as vice president - private capital and vice president-securities. From May 1998 to December 1999, Mr. Linehan served as second vice president-investments and from February 1993 to May 1998, Mr. Linehan served as assistant vice president-investments. Mr. Linehan received a B.A. and M.B.A. from the University of Maryland.

         Nicholas Bavaro will serve as a director of the Company upon the closing of the Securities Purchase. Mr. Bavaro has served as vice president and chief financial officer of EUE/Screen Gems since 1983, when Columbia Pictures International ("Columbia") sold its Screen Gems division. From 1961 to 1983, Mr. Bavaro served in various positions at Columbia, including as an employee in the financial department from 1961 to 1967, as comptroller of the Screen Gems division from 1967 to 1973 and as vice president and chief financial officer of that division from 1974 to 1983.

         The board of directors is divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. The term of the first class of directors, currently consisting of William F. Lischak, Alessandro Fracassi and Gary M. Stein, will expire in 2002. The term of the second class of directors, currently consisting of Robert B. Little and Stephen K. Bannon, will expire in 2000 and the term of the third class of directors, currently consisting of Ellen Dinerman Little and Scot K. Vorse, will expire in 2001. In each case, each director serves from the date of his election until the end of his term and until his successor is elected and qualified.

         Upon the closing of the Securities Purchase, the first class of directors will consist of William F. Lischak, Joseph Linehan and Barry R. Minsky, and their term will expire at the annual meeting of stockholders to be held in 2002. The second class of directors will consist of Robert B. Little, Stephen K. Bannon and Christopher J. Cooney, and their term will expire at the annual meeting of stockholders to be held in 2000. The third class of directors will consist of Scot

Vorse, Nicholas Bavaro and Jeffrey Cooney, and their term will expire at the annual meeting of stockholders to be held in 2001.

Board of Directors' Meetings and Committees

         During 1999, the board of directors met four times and acted by unanimous consent on two occasions. The Company has standing executive, compensation and audit committees of the board of directors. The Company does not have a standing nominating committee.

         Executive Committee

         Ellen Dinerman Little, Robert B. Little and Stephen K. Bannon currently serve on the executive committee, with Mr. Bannon serving as chairman of such committee. During intervals between the meetings of the board of directors, the executive committee exercises all powers of the board of directors (except those powers specifically reserved by Delaware law or the Company's by-laws to the full board of directors) in the management and direction of the business and conduct of the Company's affairs in all cases in which specific directions have not been given by the board. During 1999, the executive committee met three times.

         Compensation Committee

         Messrs. Bannon and Vorse currently serve on the compensation committee. The compensation committee administers the Company's stock option plans to the extent contemplated thereby and reviews, approves, and makes recommendations with respect to compensation of officers, consultants and key employees. During 1999, the compensation committee met twice.

          Audit Committee

         The audit committee currently consists of Messrs. Bannon and Vorse. The functions of the audit committee are: to review and approve the selection of, and all services performed by, the Company's independent auditors; to meet and consult with and to receive reports from, the Company's independent auditors and the Company's financial and accounting staff; and to review and act with respect to the scope of the Company's audit procedures, accounting practices and internal accounting and financial controls. During 1999, the audit committee met once.

Director Compensation

         Pursuant to the automatic option grant program under the Company's 1996 Basic Stock Option and Stock Appreciation Rights Plan, each individual serving as a non-employee board member on October 31, 1996 was granted a non-qualified option to purchase 5,000 shares of Common Stock. In addition, each member of the board who is not employed by the Company receives an automatic grant of a non-qualified option to purchase 5,000 shares of Common Stock (i) upon becoming a board member, whether through election at a meeting of the Company's stockholders or through appointment by the board and (ii) on the date of each annual meeting of stockholders, if such individual is to continue to serve as a board member after such meeting;

provided such individual has served as a non-employee member of the board for at least six months. Each such automatic option grant is, among other things, exercisable at the fair market value of the Common Stock on the date of the automatic grant and is generally exercisable after completion of one year of service to the board measured from the automatic grant date. In addition, the Company reimburses all directors for travel and related expenses incurred in connection with their activities on behalf of the Company. Directors of the Company are not otherwise compensated for serving on the board.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of the Company's Common Stock ("10% Stockholders") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and 10% Stockholders of the Company are required by SEC regulations to furnish the Company with copies of Section 16(a) forms they file. To the Company's knowledge, based solely upon a review of the Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, the Forms 5 furnished to the Company with respect to its most recent fiscal year, and written representations of the Company's directors, executive officers and 10% Stockholders, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to the Company's executive officers, directors and 10% Stockholders were complied with.

                             EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth individual compensation information with respect to the Company's co-chief executive officers (Ellen Dinerman Little and Robert B. Little) and two other executive officers of the Company during the fiscal year ended December 31, 1999 whose total salary and bonus compensation during fiscal 1999 from the Company exceeded $100,000 (William F. Lischak and MJ Peckos). These four individuals are referred to herein as the "Named Executives." With respect to the four Named Executives, the Summary Compensation Table provides compensation information for services rendered to the Company during the fiscal years ended December 31, 1997, 1998 and 1999, respectively. Following the Summary Compensation Table is a table that indicates whether any of the Named Executives exercised options in fiscal 1999 and includes the number and value of unexercised options held by the Named Executives at December 31, 1999.

                                            SUMMARY COMPENSATION TABLE

                                                                                                   Long Term
                                                                                                  Compensation
                                                          Annual Compensation                        Awards
                                              ----------------------------------------------     ---------------
                                                                                  Other            Securities
                                                                                  Annual           Underlying         All Other
Name and                                                                          Compen-         Options/SARS         Compen-
Principal Position                  Year       Salary ($)       Bonus ($)        sation ($)            (#)            sation ($)
-------------------------------     ----      -------------    -----------      ------------     ---------------    ------------
Robert B. Little                    1999      125,000(1)        25,000(2)       11,852(3)               0              34,791(4)
Co-chairman of the Board and        1998      125,000(5)        25,000(2)       26,985(6)               0              48,101(7)
  Co-chief Executive Officer        1997      125,000           27,404(2)       40,511(8)               0              16,695(9)

Ellen Dinerman Little               1999      125,000(1)        25,000(2)            0(10)              0              22,638(10)
Co-chairman of the Board,           1998      125,000(11)       25,000(2)       17,203(12)              0              19,642(13)
  Co-chief Executive Officer        1997      125,000           27,404(2)       27,134(14)              0              23,895(15)
  and President

William F. Lischak                  1999      200,000           50,000              --(20)            10,000           12,528(16)
Chief Operating Officer, Chief      1998      193,209           50,000              --(20)              0              10,677(17)
  Financial Officer and             1997      175,000           53,365              --(20)              0               9,410(18)
  Secretary

MJ Peckos                           1999      150,000                0              --(20)            10,000            5,081(19)
Senior Vice President,              1998      153,224                0              --(20)              0               4,985(19)
  Domestic Distribution and         1997      156,483           20,000              --(20)              0               2,923(19)
  Marketing

-----------------------

(1) Represents salary earned by the Named Executive pursuant to the Named Executive's Employment Agreement, the payment of $193,065 of which has been deferred. See "Certain Relationships and Related Transactions."

(2) Includes bonus of $25,000 earned by the Named Executive, payment of which has been deferred until a date to be agreed upon by the Company and the Named Executive.

(3) Represents $10,987 for automobile lease payments and $865 in automobile expenses.

(4) Represents $32,480 in life insurance premiums paid or accrued by the Company for the benefit of the Named Executive and $2,311 in disability insurance premiums paid by the Company for the benefit of the Named Executive.

(5) Represents salary earned by the Named Executive pursuant to his Employment Agreement, the payment of $68,066 has been deferred. See "Certain Relationships and Related Transactions."

(6) Represents $11,985 for automobile lease payments, $10,700 in business management and accounting fees and $4,300 in business management and accounting fees to which the Named Executive is entitled to reimbursement, payment of which has been deferred until a date to be agreed to by the Company and the Named Executive.

(7) Represents $2,266 in contributions made by the Company on behalf of the Named Executive pursuant to the Company's 401(k) Plan, $34,258 in life insurance premiums paid or accrued by the Company for the benefit of the Named Executive, $2,123 in disability insurance premiums paid by the Company for the benefit of the Named Executive, and $9,454 in tax preparation fees for 1996 for which the Named Executive is entitled to reimbursement.

(8) Represents $13,499 for automobile lease payments, $25,301 in business management and accounting fees and $1,711 in automobile expenses paid on behalf of such Named Executive by the Company.

(9) Represents $2,625 in contributions made by the Company on behalf of the Named Executive pursuant to the Company's 401(k) Plan, $2,131 representing reimbursement of disability insurance premiums paid by the Company for the benefit of the Named Executive and $11,939 in life insurance premiums for which the Named Executive is entitled to reimbursement by the Company.

(10) Represents $20,225 in life insurance premiums paid or accrued by the Company for the benefit of the Named Executive and $2,413 in disability insurance premiums paid by the Company for the benefit of the Named Executive.

(11) Represents salary earned by the Named Executive pursuant to her Employment Agreement, the payment of $68,063 of which has been deferred. See "Certain Relationships and Related Transactions."

(12) Represents $10,700 of business management and accounting fees paid on behalf of the Named Executive, $2,203 in automobile expenses and $4,300 of business management and accounting fees, payment of which has been deferred until a date to be agreed to by the Company and the Named Executive.

(13) Represents $2,267 in contributions made by the Company on behalf of the Named Executive pursuant to the Company's 401(k) Plan, $15,100 in life insurance premiums paid or accrued by the Company for the benefit of the Named Executive and $2,275 in disability insurance premiums paid by the Company for the benefit of the Named Executive.

(14) Represents $25,301 of business management and accounting fees paid on behalf of such Named Executive by the Company and $1,833 in automobile expenses.

(15) Represents $2,633 in contributions made by the Company on behalf of the Named Executive pursuant to the Company's 401(k) Plan, $2,353 representing reimbursement of disability insurance premiums paid by the Company for the benefit of the Named Executive and $18,906 in life insurance premiums for which the Named Executive is entitled to reimbursement by the Company.

(16) Represents $3,569 in contributions made the Company on behalf of the Named Executive pursuant to the Company's 401(k) Plan, $7,295 in life insurance premiums for which the Named Executive is entitled to reimbursement by the Company and $1,664 in disability insurance premiums paid by the Company for the benefit of the Named Executive.

(17) Represents $3,077 in contributions made by the Company on behalf of the Named Executive pursuant to the Company's 401(k) Plan, $5,135 for life insurance premiums paid by the Company for the benefit of the Named Executive and $2,463 for disability insurance premiums paid by the Company for the benefit of the Named Executive.

(18) Represents $3,256 in contributions made by the Company on behalf of such Named Executive pursuant to the Company's 401(k) Plan, $4,622 for life insurance premiums paid by the Company for the benefit of the Named Executive and $1,532 for disability insurance premiums paid by the Company for the benefit of the Named Executive.

(19) Represents the Company's contributions on behalf of the Named Executive pursuant to the Company's 401(k) Plan.

(20) Perquisites with respect to such Named Executive did not exceed the lesser of $50,000 or 10% of the Named Executive's salary and bonus.


                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
                  YEAR AND FISCAL YEAR-END OPTION/SAR VALUES(1)

                                                                        Number of Securities           Value of Unexercised
                                                                       Underlying Unexercised              In-the-Money
                                   Shares                                 Options/SARs at                Options/SARs at
                                  Acquired            Value              December 31, 1999              December 31, 1999
                                 on Exercise        Realized         Exercisable/Unexercisable      Exercisable/Unexercisable
Name                                 (#)               ($)                      (#)                            ($)
---------------------------     -------------     -------------      --------------------------     --------------------------
Ellen Dinerman Little                 0                 0                 700,000/400,000                      0/0

Robert B. Little                      0                 0                 700,000/400,000                      0/0

William F. Lischak                    0                 0                     10,000/0                         0/0

MJ Peckos                             0                 0                     10,000/0                         0/0

---------------------

(1) Although the Company's 1996 Basic Stock Option and Stock Appreciation Rights Plan provides for the granting of stock appreciation rights, no grant of such rights has been made by the Company.

Employment and Related Agreements

         Ellen Dinerman Little and Robert B. Little

         Ellen Dinerman Little and Robert B. Little each have an employment agreement with the Company with a five-year term which commenced on October 31, 1996 and ends on October 30, 2001. Ms. Little's and Mr. Little's employment agreements provide for them to serve as co-chairs of the board of directors, members of the executive committee of the board of directors, and co- chief executive officers of the Company. Under Ms. Little's employment agreement, she also serves as president of the Company. Pursuant to these employment agreements, they are each entitled to receive fixed annual compensation of $125,000 and to an annual bonus of $25,000, plus such additional bonus, if any, as may be awarded to them by the Company's board of directors or compensation or similar committee, with the Littles abstaining from any vote thereon. The employment agreements of the Littles also provide for certain benefits including, among other things, life, disability and health insurance, and an automobile allowance. In the event that the relevant employment agreement is terminated by Ms. Little or Mr. Little for Good Reason (as defined in the employment agreements and which includes certain changes in control of the Company), or by the Company other than for Cause (as defined in the employment agreements), she or he will receive (a) a lump-sum payment equal to 250% of the greater of (i) the aggregate of all fixed annual compensation to which she or he would otherwise have been entitled through the balance of the term or (ii) an amount equal to the fixed annual compensation and annual bonus for one full year; (b) a lump-sum payment equal to 250% of the aggregate of all annual bonuses to which she or he would otherwise have been entitled through the balance of the term; (c) such additional payments as may be necessary to take into account and reimburse her or him for certain excise taxes which may be applicable to payments and benefits relating to such termination; (d) for the remainder of the term, life, disability and health insurance and other benefits substantially similar to those received prior to termination; and (e) automatic vesting of any stock options held. Such termination of the relevant employment agreement would also constitute an event of default under a $2,000,000, five-year, secured promissory note ("Merger Note") issued by the Company to the Littles as part of their consideration in the Merger. In the event of the death or permanent disability of Ms. Little or Mr. Little, she or he will be entitled to a disability benefit or death benefit to the deceased's estate equal to the product of two times (i) the aggregate fixed annual compensation that they were entitled to receive for the full employment year in which the disability or death occurs, plus (ii) an amount equal to the annual bonus.

         Since May 1997, payment of salary to the Littles pursuant to the terms of their respective employment agreements has been deferred. For a more detailed discussion of the terms of such deferral, see "Certain Relationships and Related Transactions."

         In addition to their employment agreements, each of Ellen Dinerman Little and Robert B. Little have entered into a Non-Competition Agreement, pursuant to which she or he have agreed, for a period of five years ending October 31, 2001, not to (i) own, manage, operate or control any business that competes with the business of the Company (other than motion picture production activities and activities that are specifically permitted under their employment agreements, and other than the right to hold de minimis investments in publicly-held companies) or (ii) solicit any Company employee or interfere with the relationship of the Company with any employee, customer, supplier or lessee. The non-competition obligations terminate earlier than the five-year term if the individual party's employment is terminated by him or her for Good Reason or by the Company other than for Cause (as such terms are defined in their employment agreements), or if the Company fails to pay any amount due under the Merger Note at a time when the Littles do not control a majority of the board of directors of the Company.

         Upon the closing of the Securities Purchase, the Company will enter into an Amended and Restated Employment Agreement with Robert B. Little. The agreement will provide for Mr. Little to serve as Co-Chairman of the board and President of the Company for a three-year term to commence on the closing date. Mr. Little will receive an initial base salary of $300,000 and a guaranteed bonus of $50,000, which will be increased by $25,000 on a cumulative basis for each year of the employment term in which the pre-tax profits of the Company exceed $500,000. Mr. Little also will be entitled to an additional bonus, if any, as may be established by the board at the beginning of each year of the employment term based on the Company achieving certain profit targets. If the Company's pre-tax profits in any two of the three years of the initial employment term exceed $500,000 or the average pre-tax profits of Company over the three-year employment term exceed $500,000 ("Profits Target"), Mr. Little's employment agreement will be automatically renewed on the same terms for an additional two-year term. Regardless of whether the Company has achieved the Profits Target, the Company may give Mr. Little written notice at least six months prior to the expiration of the initial employment term that it elects to extend the initial term for an additional two years. If the initial term is not renewed, then Mr. Little will be entitled to receive $400,000 in cash, payable in six equal monthly installments of $66,666, with the first payment to be made within 30 days after termination of the initial term.

         Upon the closing of the Securities Purchase, the Company and Ellen Little will terminate her employment agreement, and the Company will enter into a First Look Agreement with The Little Film Company, Inc. ("Lender") and Ellen Little. The agreement will provide for a three-year term to commence on the closing date. Lender will receive (i) an annual fee of $100,000, (ii) a discretionary revolving development fund of $100,000 for Lender's use in option/acquisition of literary properties, engagement of writers and other customary development costs and (iii) customary overhead, including office space, staff, telephone and reasonable travel costs. Lender also will be compensated on a project-by-project basis. The Company will have an exclusive "first look" on any project that Lender owns or controls or which Lender has the right to submit to the Company or any project that Lender has the right to acquire or may wish to acquire to development and/or production. Lender shall furnish to the Company the services of Ms. Little in connection with the development and possible production of theatrical motion pictures based upon accepted Artist Submissions (as defined in the First Look Agreement).

         William F. Lischak

         William F. Lischak has an employment agreement with the Company with a five-year term which commenced on October 31, 1996 and ends on October 30, 2001 and which provides for his services as chief operating officer and chief financial officer of the Company. Under the agreement, Mr. Lischak receives an annual base salary of $175,000 for each of the first two years of the term, $200,000 for the third and fourth years of the term and $225,000 in the final year of the term. In addition, Mr. Lischak is entitled to a guaranteed bonus of $50,000 per year payable in quarterly installments, plus such additional bonus, if any, as may be awarded to Mr. Lischak by the Company's board of directors or compensation or similar committee. Mr. Lischak also is entitled to certain benefits including, among other things, certain health, life and disability insurance benefits, and an automobile allowance. In the event of a material uncured breach by the Company of his employment agreement, Mr. Lischak is entitled to terminate the employment agreement and to receive his base salary, fixed annual bonus, health, life and disability insurance benefits due under the agreement through the remainder of the five-year term, and any stock options held by Mr. Lischak will vest on the date of termination.

         Upon the closing of the Securities Purchase, the Company will enter into an Amended and Restated Employment Agreement with William F. Lischak. The agreement will provide for Mr. Lischak to continue to serve as chief operating officer and chief financial officer of the Company for a three-year term to commence on the closing date. Mr. Lischak will receive an initial base salary of $225,000 and a guaranteed bonus of $50,000, which will be increased by $15,000 on a cumulative basis for each year of the employment term in which the pre-tax profits of the Company exceed $500,000. Mr. Lischak also will be entitled to an additional bonus, if any, as may be established by the board at the beginning of each year of the employment term based on the Company achieving certain profit targets. If the Company achieves its Profits Target, Mr. Lischak's employment agreement will be automatically renewed on the same terms for an additional two-year term. Regardless of whether the Company has achieved the Profits Target, the Company may give Mr. Lischak written notice at least six months prior to the expiration of the initial employment term that it elects to extend the initial term for an additional two years. If the initial term is not renewed, then Mr. Lischak will be entitled to receive $300,000 in cash, payable in six equal monthly installments of $50,000, with the first payment to be made within 30 days after termination of the initial term.

         Christopher J. Cooney

         Upon the closing of the Securities Purchase, the Company will enter into an employment agreement with Christopher J. Cooney. The agreement will provide for Mr. Cooney to serve as co-chairman of the board and chief executive officer of the Company for a one-year term to commence on the closing date. Mr. Cooney will receive an initial base salary of $200,000 and a bonus of $25,000 if the pre-tax profits of the Company exceed $500,000 during the term. Mr. Cooney also will be entitled to an additional bonus, if any, as may be established by the board at the beginning of the employment term based on the Company achieving certain profit targets.

         Jeffrey Cooney

         Upon the closing of the Securities Purchase, the Company will enter into an employment agreement with Jeffrey Cooney. The agreement will provide for Mr. Cooney to serve as executive vice president-creative affairs of the Company for a three-year term to commence on the closing date. Mr. Cooney will receive an initial base salary of $60,000 and a bonus of $25,000 for each year of the employment term in which the pre-tax profits of the Company exceed $500,000. Mr. Cooney also will be entitled to an additional bonus, if any, as may be established by the board at the beginning of each year of the employment term based on the Company achieving certain profit targets. If the Company achieves its Profits Target, Mr. Cooney's employment agreement will be automatically renewed on the same terms for an additional two-year term. Regardless of whether the Company has achieved the Profits Target, the Company may give Mr. Cooney written notice at least six months prior to the expiration of the initial employment term that it elects to extend the initial term for an additional two years. If the initial term is not renewed, then Mr. Cooney will be entitled to receive $100,000 in cash, payable in six equal monthly installments of $16,666.67, with the first payment to be made within 30 days after termination of the initial term.

Stock Option Plans

         The Company has two stock-based incentive compensation plans (together, the "Plans") for the Company's employees, directors and certain other persons providing services to the Company: the 1996 Special Stock Option Plan and Agreement (the "Management Option Plan") and the 1996 Basic Stock Option and Stock Appreciation Rights Plan (the "Basic Plan") (collectively, the "Plans"). The Management Option Plan primarily provides equity incentives to Ellen Dinerman Little and Robert B. Little, the Company's co-chief executive officers. Under the Management Option Plan, on October 31, 1996, each of the Littles was granted two non-qualified


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options for a total of 1,100,000 shares each of Common Stock: one option for
537,500 shares of Common Stock at an exercise price of $5.00 per share (exercisable on October 31, 1996 for 100,000 shares with the balance vesting in five equal annual installments beginning on October 30, 1997) and one option for 562,500 shares at an exercise price of $8.50 per share (vesting in five equal annual installments beginning on October 30, 1997). All 2,200,000 shares of Common Stock initially reserved for issuance under the Management Option Plan were subject to the options granted to the Littles.

         Upon the closing of the Securities Purchase, the Company will enter into an Amended and Restated Stock Option Plan and Agreement with the Littles, pursuant to which the Company will cancel the Littles' existing options granted under the Management Option Plan and will grant each of the Littles an option to purchase 250,000 shares of Common Stock at an exercise price of $3.40 per share. The options will become exercisable on the closing date and will expire on the fifth anniversary of the closing date.

         Regular full-time employees of the Company, non-employee members of the Company's board of directors, and independent consultants and other persons who provide services on a regular or substantial basis to the Company are generally eligible to participate in the Basic Plan (under which 550,000 shares of Common Stock are reserved for issuance). As of June 5, 2000, options to purchase an aggregate of 169,500 shares of Common Stock were outstanding under the Basic Plan with exercise prices ranging from $1.875 to $5.25. The compensation committee currently administers the Plans to the extent contemplated by the respective Plans.

         Upon the closing of the Securities Purchase, the Company will grant to William Lischak an option under the Basic Plan to purchase an aggregate of 75,000 shares of common stock at an exercise price of $3.40 per share. The option will be exercisable as follows: 2,095 options will immediately be exercisable; thereafter, 2,083 options will become exercisable on the last day of each of the next 35 consecutive months in 35 monthly installments.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On October 31, 1996, as part of the consideration to them in the Merger, Ellen Dinerman Little and Robert B. Little received the Merger Note, a $2,000,000 secured promissory note of the Company, bearing interest at the rate of 9% per annum, with principal and interest originally payable in monthly installments of $41,517 over a five-year period ending October 1, 2001. The Merger Note is secured by a security interest (subordinate to the security interest of the Company's commercial lenders) in substantially all of the Company's assets.

         As part of the April 1998 amendments to the Company's credit facility, the Littles agreed to personally guarantee for the benefit of the lenders under the credit facility all amounts in excess of $6,000,000 (up to a maximum guarantee amount of $618,000) drawn under the operating facility portion of the credit facility; provided that the guarantee will be extinguished when the amounts outstanding under the operating facility are permanently reduced to less than $6,000,000. Additionally, the Littles agreed to defer payments under the Merger Note. Payments under the Merger Note accrue but are being deferred with interest until outstanding borrowings under the

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


operating facility portion of the credit facility are reduced to at least $5,000,000 and the Company and the lenders view such reduction as permanent. However, pursuant to a later amendment to the credit facility, an amount equal to the Littles' aggregate weekly salary without interest has been paid to the Littles on a weekly basis towards repayment of the Merger Note. The Merger Note is being extended for the period of time that payments are deferred. The deferred Merger Note payments will continue to bear interest, and the monthly payments will be adjusted to compensate for additional interest accrued pursuant to the deferral of payments. The rights of the Littles under the Merger Note and related security agreement are not otherwise affected. As of June 5, 2000, the aggregate amount outstanding (including accrued interest) under the Merger Note was approximately $1,955,092 (including an aggregate of $1,494,602 in previously deferred payments of principal and interest).

         In connection with the Merger, the Company entered into a Tax Reimbursement Agreement with Ellen Dinerman Little, Robert B. Little and William
F. Lischak, pursuant to which the Company agreed to (i) reimburse these individuals for up to $400,000 of federal income taxes payable for the short 1996 S corporation taxable year of Pre-Merger Overseas ending at the time of the Merger and (ii) indemnify them for any federal income tax liabilities of theirs (including penalties and interest) arising from any adjustment to the income, deductions or credits of Pre- Merger Overseas for periods prior to the Merger, together with any federal and state income tax arising from such indemnity payments. The Company's reimbursement obligations are limited to $150,000 (plus any of the $400,000 not used to reimburse such individuals for their federal income taxes for the short 1996 S Corporation taxable year), except with respect to adjustments to the Company's income, deductions or credits which are reasonably expected to result in decreases to the Company's income or increases in its deductions or credits after the Merger. During 1999, no payments were made pursuant to the Tax Reimbursement Agreement, although the Company and the Littles have agreed that $200,000 is due by the Company to the Littles under the provisions of the Tax Reimbursement Agreement.

         In December 1997 and February 1998, the Littles loaned the Company an aggregate of $400,000 in order to provide a portion of the funds required by Company for the print and advertising costs associated with the domestic theatrical release by the Company of Mrs. Dalloway (the "P&A Loan"). The P&A Loan is secured by a security interest in domestic revenues from Mrs. Dalloway (subordinate to the security interest of the Company's commercial lenders), bears interest at the rate of 9% per annum, and is to be repaid as and when revenues from Mrs. Dalloway and Different for Girls are received by the Company (after repayment of a film facility related to the acquisition of domestic rights to both Different for Girls and Mrs. Dalloway and print and advertising costs lent by the lenders with respect to Different for Girls). As of June 5, 2000, the aggregate amount outstanding (including accrued interest) pursuant to the P&A Loan was approximately $485,101.

         Immediately prior to the closing of the Securities Purchase, the Company will enter into a Note and Debt Contribution Agreement with the Littles, pursuant to which the Littles will forgive (i) all except $130,000 of the outstanding principal and accrued interest under the Merger Note, (ii) all of the accrued interest under the P&A Loan and (iii) approximately $85,435 of the salary payable to the Littles, which has otherwise been accrued by the Company ("Accrued Salary"). The


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


Littles also will contribute 1,588,812 of their shares of Common Stock and $130,000 in cash to the capital of the Company.

         Pursuant to the Note and Debt Contribution Agreement, the Company will pay the Littles $1,430,000 in cash comprised of the following: (a) $130,000 of the principal amount of the Merger Note, (b) $400,000 of the principal amount of the P&A Loan, (c) $200,000 due to the Littles pursuant to the Tax Reimbursement Agreement, (d) $560,760 of Accrued Salary and (e) $139,240 of reimbursable expenses payable by the Company to the Littles pursuant to their respective employment agreements.

         Neo Motion Pictures, Inc., a California corporation ("Neo") involved in the production of motion pictures, provided production services on a non-exclusive basis with respect to approximately 12 motion pictures for Pre-Merger Overseas from 1989 through the date of Merger and may provide production services to motion pictures for the Company in the future. As permitted by his employment agreement with the Company, Mr. Little performs consulting services for Neo. During 1999, no consulting fees were paid by Neo to Mr. Little, although, as of June 5, 2000, Neo owed Mr. Little $269,121 in accrued but unpaid consulting fees. In September 1996, Mr. Little and Neo entered into an agreement pursuant to which Neo granted Mr. Little an option to acquire a 50% interest in Neo for a purchase price of less than $60,000. Also in September 1996, Mr. Little and the Company entered into an agreement pursuant to which the Company has the option to purchase 50% of the shares that Mr. Little receives from Neo. The Company has guaranteed payment by Neo of a $324,000 principal amount promissory note payable to a third party in September 2000 (extended originally from May 9, 1997), which was paid in full on August 11, 1999.

         Alessandro Fracassi, a director of the Company, is the sole owner of Original Film Company, an Italian corporation ("Original"), which owns or controls, together with certain of its affiliates, distribution rights to 13 motion pictures for which the Company acts as sales agent pursuant to various agreements. In exchange for licensing distribution rights to such films on behalf of Original and its affiliates, the Company receives a sales agency fee generally ranging from 5% to 15% of the revenues generated by such licensing, depending on the film. During 1999, sales or licenses of distribution rights to such films by the Company generated approximately $20,100 of gross revenues to the Company.

         Mr. Fracassi is also the President and owner of Racing Pictures, an Italian corporation that is engaged in the production and distribution of motion pictures. In 1990 and 1991, Pre-Merger Overseas licensed to Racing Pictures various distribution rights (primarily Italian television and video distribution rights) to approximately 86 motion pictures which the Company owns or for which the Company controls various distribution or sales agency rights. The licenses, which generally have terms of six to twelve years, obligated Racing Pictures to pay aggregate minimum guarantees of approximately $2,900,000 to Pre-Merger Overseas. With respect to video distribution rights granted to Racing Pictures pursuant to such licenses, the Company generally is entitled to a 25% royalty on all gross receipts of Racing Pictures relating to Racing Pictures' exploitation of such video distribution rights. With respect to television rights granted to Racing Pictures pursuant to such licenses, Racing Pictures is generally entitled to a distribution fee of 25% of gross receipts from exploitation of such television rights and recoupment of all Racing Pictures'


                                       23


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distribution expenses. The Company is entitled to the balance of the gross receipts of Racing Pictures from exploitation of the television rights. Both the video royalty payable to the Company and the Company's share of the gross receipts from Racing Pictures' exploitation of the television rights are applied first to Racing Pictures' recoupment of the minimum guarantees. In September 1996, the Company and Racing Pictures agreed that $413,000 in then past due minimum guarantees owed by Racing Pictures to the Company was to be paid to the Company, without interest, by September 30, 1998, which was later extended to April 1, 2000. During 1998, Racing Pictures paid $264,000 to the Company. As of June 5, 2000, $149,000 remains outstanding. In 1999, Racing Pictures paid no portion of such amount to the Company, all with respect to films for which the Company owns the copyright. Upon payment by Racing Pictures of the remaining $149,000 of such minimum guarantees to the Company, the Company would be entitled to retain approximately $17,800 of the total amount as distribution fees, with the remainder of such amount to be paid to the various parties from which distribution rights to the films licensed to Racing Pictures were acquired.

         Racing Pictures also owns or controls distribution rights to three motion pictures for which the Company acts as sales agent or distributor pursuant to various agreements. In exchange for licensing distribution rights in such films, the Company receives a fee generally ranging from 10% to 20% of the revenues generated by such licensing, depending on the film. During 1999, sales or licenses of distribution rights to such films by the Company generated $18,815 in total revenues, of which the Company retained approximately $7,500 in fees.

                                                        OVERSEAS FILMGROUP, INC.


Dated:   June 9, 2000


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